
Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

25th February 2005




05006230


SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2005
WASH. D.C.

Office of International Corporate Fi
Division of Corporation Finance
Securities and Exchange Commissic
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Blocklisting Interim Review
Released	14:40 25-Feb-05
Number	0630J

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN SHARESAVE SCHEME

3. Period of return: From: 11/8/04 to: 15/2/05

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
122,601

5. Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
122,601

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
1,000,000 ORDINARY SHARES OF 25P EACH

18TH OCTOBER 1995

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
290,239,754

Contact for queries:

Name: MR D.J. COKER
Address:
QUADRANT,
55/57 HIGH STREET,
WINDSOR,
BERKS SL4 1LP

Telephone: 01753 837222

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN SHARESAVE SCHEME 1995

3. Period of return: From: 11/8/04 to: 15/2/05

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
362,650

5. Number of shares issued/allotted
under scheme during period:
98,732

6. Balance under scheme not yet issued/allotted
at end of period:
263,918

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
500,000 ORDINARY SHARES OF 25P EACH

23RD MAY 1997

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
290,239,754

Contact for queries:

Name: MR D.J. COKER
Address:
QUADRANT,
55/57 HIGH STREET,
WINDSOR,
BERKS SL4 1LP

Telephone: 01753 837222

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN EXECUTIVE SHARE OPTION SCHEME 1995

3. Period of return: From: 11/8/04 to: 15/2/05

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
500,000

5.Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
500,000

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
500,000 ORDINARY SHARES OF 25P EACH

23RD MAY 1997

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
290,239,754

Contact for queries:

Name: MR D.J. COKER

Address:
QUADRANT,
55/57 HIGH STREET,
WINDSOR,
BERKS SL4 1LP

Telephone: 01753 837222

END

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